Exhibit 4.9

FIRST AMENDMENT TO
AMENDED AND RESTATED LOAN AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT (the “First Amendment”) is made and entered into effective as of the 31stday of December, 2012 (the “Effective Date”), to the Amended and Restated Loan Agreement dated September 30, 2010(the “2010 Agreement”), which restated and superseded the original Loan Agreement dated June 12, 2009 (the “2009 Agreement”),by and among ALC THREE, LLC, a Wisconsin limited liability company (the “Borrower”), Borrower’s parent company,ASSISTED LIVING CONCEPTS, INC., a Nevada corporation (the “Guarantor”) and TCF NATIONAL BANK, a national banking association(the “Bank”).

WHEREAS, the Bank made a loan to the Borrower in the amount of Fourteen Million and 00/100 Dollars ($14,000,000.00) pursuant to the 2009 Agreement (the “2009 Loan”), which was evidenced by a promissory note from the Borrower to the Bank in the same amount, dated June 12, 2009 (the “2009 Note”) and replaced the 2009 Note on September 30, 2010 with a new promissory note from the Borrower to the Bank in the amount of Thirteen Million Five Hundred Sixty Thousand Eight Hundred Twenty and 23/100 Dollars ($13,560,820.23)(the “Replacement 2009 Note”), which replaced and superseded the 2009 Note, but did not constitute a novation thereof;

WHEREAS, the 2009 Note was secured by (and the Replacement 2009 Notecontinues to be secured by) certain collateral documents also dated June 12, 2009 (collectively the “2009 Collateral Documents”), consisting of a general business security agreement from the Borrower to the Bank (the “2009 Security Agreement”), recorded assignments of rents and leases from the Borrower to the Bank (the “2009 Rent Assignments”) and recorded mortgages from the Borrower to the Bank (the “2009 Mortgages”), which each encumber three (3) separate assisted living facilities consisting of land, buildings and related improvements, which are owned by the Borrower and leased to and operated by the Guarantor, located at: (a) 1024 East 12th Street, Carroll, Iowa 51401 (“Swan House”); (b) 1400 and 1406 East 19th Street, Atlantic, Iowa 50022 (“Allen House”); and (c) 4010 Ironwood Drive, South Bend, Indiana 46614 (“Inwood Hills Estates”); all as legally described in the 2009 Mortgages, which are incorporated herein by reference (referred to individually by name or as a “2009 Facility” and collectively the “2009 Facilities”);

WHEREAS, the Bank made a second loan to the Borrower in the amount of Twelve  Million Five Hundred Thousand and 00/100 Dollars ($12,500,000.00) pursuant to the 2010 Agreement (the “2010 Loan”), which was evidenced by a second promissory note from the Borrower to the Bank in the same amount, dated September 30, 2010 (the “2010 Note”) and secured by certain collateral documents also dated September 30, 2010 (collectively the “2010 Collateral Documents”),which also secure the Replacement 2009 Note, and consist of the 2009 Security Agreement, recorded assignments of rents and leases from the Borrower to the Bank (the “2010 Rent Assignments”and together with the 2009 Rent Assignments,the “Rent Assignments”) and recorded mortgages from the Borrower to the Bank (the “2010 Mortgages”and together with the 2009 Mortgages,the “Mortgages”), which each encumber three (3) additional separate assisted living facilities consisting of land, buildings and related improvements, which are owned by the Borrower and leased to and operated by the Guarantor, at: (a) 167 Walter Scholer Drive, Lafayette, Indiana (the “Digby House”); (b) 2801 County Highway I, Chippewa Falls, Wisconsin (the “Wissota Springs House”); and (c) 725 W. 50th Street, Marion, Indiana (the “York House”); all as legally described in the 2010 Mortgages, which are  incorporated herein by reference (referred to individually by name or as a “2010 Facility” and collectively the “2010 Facilities”);and

Exhibit 4.9

WHEREAS, the parties now desire to release the Inwood Hills EstatesRent Assignment and the Inwood Hills EstatesMortgage and substitute as collateral two (2) new separate assisted living facilities consisting of land, buildings and related improvements, which are or shall be owned by the Borrower and leased to and operated by the Guarantor, located at: (a) 2288 Nicholas Court, Seymour, Indiana(“Shield’s House”); and (b) 501 South Lincoln Road, Escanaba, Michigan(“Northwood’s House”)(referred to individually by name or as a “2013 Facility” and collectively the “2013 Facilities” and, together with the 2009 Facilities and the 2010 Facilities, referred to collectively as the “Facilities” and each individually as a “Facility”);

NOW, THEREFORE, in consideration of the mutual promises and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to amend the Second Restated Agreement as follows:

1.            Each of the new defined terms delineated by capitalized words and set forth in the recital clauses above are hereby incorporated into the 2010 Agreement.

2.            The opening paragraph Article II of the 2010 Agreement is hereby amended and restated to read as follows and new subsections 2.10 through 2.14 are hereby created and adopted to read as follows:

ARTICLE II
COLLATERAL

All of the 2009 Collateral Documents and all of the 2010 Collateral Documentsreferenced in Sections 2.1 through 2.9 of the 2010 Agreement (with the exception of the Inwood Hills Estates Mortgage and Inwood Hills EstatesRent Assignments, which shall be released on or before May 31, 2013, in accordance with the terms of theFirst Amendment)shall remain in full force and effect and shall continue to secure the Borrower’s obligations pursuant to the Replacement 2009 Note, the 2010 Note,the 2010 Agreement, all Loan Documents and any other obligations of the Borrower to the Bank, and guarantee the priority of their payment.  In addition, prior to January 31, 2013, the Bank shall have received the following documents (the “2013 Collateral Documents”) from the Borrower (which shall secure the Borrower’s obligations pursuant to the 2010 Agreement, the Replacement 2009 Note, the 2010 Note, all Loan Documents and all other obligations of the Borrower to the Bank, and guarantee the priority of their payment):

2.10          2013 Mortgages.  The Borrower shall deliver to the Bank duly executed recordable mortgages for the Shield’s House Facility (the “Shield’s HouseMortgage”) and the Northwood’s HouseFacility(the “Northwood’s HouseMortgage”), which shall each be in substantially the same form as the 2009 and 2010 Mortgages, granting to the Bank a first priority mortgage interest in each 2013 Facility (collectively the “2013 Mortgages”).

Exhibit 4.9

2.11          Rent Assignments.  The Borrower shall deliver to the Bank duly executed recordable assignments of rents and leasesfor the Shield’s HouseFacility(the “Shield’s HouseRent Assignment”)and the Northwood’s HouseFacility(the “Northwood’s HouseRent Assignment”), which shall each be in substantially the same form as the 2009 and 2010 Rent Assignments, which assign and transfer to the Bank all of the Borrower’s right, title and interest in and to the 2013Facilities Leases(defined below) and any other leases now existing or entered into in the future with respect to each 2013 Facility (the “2013 Rent Assignments”).

2.12          Environmental Indemnity Agreement.  The Borrower and the Guarantor shall deliver to the Bank anew duly executed amended and restated environmental indemnity agreement(the “2013 Environmental Indemnity Agreement”), in substantially the same the form as the 2010 Environmental Indemnity Agreement, which shall remain in full force and effect as to the 2009 Facilities and the 2010 Facilities. Pursuant to the 2013 Environmental Indemnity Agreement, the Borrower and the Guarantor shall jointly and severally indemnify the Bank from any and all liability with respect to environmental issues relating to each 2013Facility.

2.13       Real Estate Tax Escrow.  The Borrower shall make monthly escrow payments to the Bank on the same date that monthly principal and interest payments are made on the Notes, in an amount equal to one-twelfth (1/12th) of the annual real estate property taxes for each of the 2013 Facilities (in addition to the existing escrow for each of the 2009 Facilities and each of the 2010 Facilities), as reasonably estimated by the Bank to be sufficient to pay such taxes prior to their due dates.  The Bank shall hold the escrow payments in a commingled non-interest bearing account for the benefit of the Borrower.

2.14          Other Documents. The Borrower shall deliver such additional collateral documents as shall be reasonably requested by the Bank or the Bank’s counsel.

In the event that the 2013 Collateral Documents are duly executed and delivered to the Bank and each of the conditions of Article IX below are satisfied on or prior to January 31, 2013, the Bank shall release the Inwood Hills Estates Mortgage and Inwood Hills EstatesRent Assignmentno later thanMay 31, 2013.

3.            Notwithstanding anything contained in the 2010 Agreement or this First Amendment to the contrary,the Collateral exchange contemplated by this First Amendment shall be deemed effective on December 31, 2012, solely for the purpose of determining and calculating the covenants set forth in Articles V and VI of the 2010 Agreement.

Exhibit 4.9

4.            A new Section 6.10 of the 2010 Agreement is hereby created and adopted to read as follows:

6.10          Due on Sale Requirement.  If at any time during the term of this 2010 Agreement: (a)the Borrower or the Guarantor shall be liquidated or dissolved, merged or consolidated with or into, or otherwise acquired by any other person or entity; (b) the Borrower or the Guarantor shall sell, lease, transfer or otherwise dispose of all or any substantial part of its properties, assets or businessesto any other person or entity; or (c) any of the 2009, 2010 or 2013 Facilities is sold, leased, transferred or otherwise disposed ofto any other person or entity; then the Borrower shall repay in full both Notes and all other obligations under the 2010 Agreement, including but not limited to any prepayment fee due in accordance with Section 1.3, above, unless the Bank shall have waived in writing this requirement prior to the transfer.

5.            A new Article IXof the 2010 Agreement is hereby created and adopted to read as follows:

ARTICLE IX
COLLATERAL EXCHANGE

The Bank hereby agrees to release the Inwood Hills Estates Mortgage and Inwood Hills EstatesRent Assignmentsor before May 31, 2013, provided that each of following requirements and conditions have been met to the reasonable satisfaction of the Bank on or before January 31, 2013:

9.1            Ownership, Title Insurance and Modification Endorsements.  The Borrower has obtainedfee simple title to each 2013 Facility and provided to the Bank (and paid the applicable premiums for) commitments of mortgagee’s title insurance covering each 2013 Facility (“the “2013 Title Commitments”), written by First American Title Insurance Company (the “Title Company”), on the current 2006 ALTA form, in amounts approved by the Bank, insuring to the Bank that the 2013 Mortgages and the 2013 Rent Assignments create first priority liens on the marketable fee simple title of each 2013 Facility, subject only to Permitted Liens.  The Title Commitments and the policies subsequently issued (the “2013 Title Policies”) shall each contain: (i) a Comprehensive (ALTA Form 9) Endorsement, (ii) an Access Endorsement, (iii) a Contiguity Endorsement, (iv)  a Location Endorsement, (v)  a Utilities/Facilities Endorsement,  (vi) a Tax Parcel Endorsement, (vii) a GAP Coverage Endorsement, and (viii) an Environmental Protection Endorsement (Form 8.1).

9.2.           Surveys.  The Borrower has delivered to the Bank current surveys of each 2013 Facility, certified by a registered surveyor reasonably acceptable to Bank, in a form showing: (i) the perimeters of each 2013 Facility and the bearing and dimensions of such perimeters; (ii) the location of all improvements on each 2013 Facility; (iii) the distance of the improvements from the perimeters of each 2013 Facility; (iv) the location of all easements and other matters of record affecting each 2013 Facility; and (v) the location of all adjacent streets and of all adjacent property with access to each 2013 Facility. Alternatively the Borrower has delivered to the Bank such other documentation as may be reasonably necessary to cause the Title Company to remove the standard survey exceptions from its 2013 Title Commitments and 2013 Title Policies for each 2013Facility, as reasonably acceptable to the Title Company.

Exhibit 4.9

9.3            Flood Plain Certificates.  The Bank has obtained or the Borrower has provided a flood plain certificate reasonably satisfactory to Bank indicating that each 2013Facility is not located in a floodplain.

9.4            Environmental Reports.  The Borrower has provided to the Bank a current phase I environmental site assessment report for each 2013Facility that is reasonably satisfactory to the Bank in all respects.

9.5            Appraisals.  The Borrower has provided or the Bank has obtained acceptable appraisals of each 2013Facility on a fee simple title basis, confirming that the combined fair market value of both 2013 Facilities is not less than Nine Million Two Hundred Thousand and 00/100 Dollars ($9,200,000.00).

9.6            Utilities/Zoning.  The Borrower has provided to the Bank satisfactory evidence that each 2013Facility has all necessary utility connections, street access and other appropriate amenities and is properly zoned to permit the existing operations therein.

9.7            Permits/Approvals.  The Borrower has provided to the Bank satisfactory evidence that the Borrower and the Guarantor have all necessary governmental and private third party easements, licenses, permits, approvals and agreements to permit the use of each 2013Facility for the operations therein.

9.8            Leases.  The Borrower has entered into (and has provided to the Bank fully executed copies of)written leases with the Guarantor (or any wholly-owned subsidiary of the Guarantor) for the lease of each 2013 Facility (each a “2013 Facility Lease” and collectively the “2013 Facilities Leases”), in a form reasonably acceptable to the Bank, and the Guarantor is then currently operating assisted living businesses at each 2013 Facilityin accordance with the terms of each 2013Facility Lease. In addition, the Borrower and the Guarantor shall execute and deliver to the Bank an estoppel, subordination, attornment and non-disturbance agreement for each2013Facility Lease, in substantially the same form as the SNDA’s for the 2009 and 2010 Facilities.

9.9            Collateral Documents.  The 2013 Collateral Documents have been duly and validly executed and delivered to the Bank by the Borrower, in recordable form, and have been recordedto create first priority liens on the marketable fee simple title of each 2013 Facility, subject only to Permitted Liens.

Exhibit 4.9

9.10          Insurance.  The Borrower has provided to the Bank satisfactory evidence that the Borrower has obtained all insurance policies and endorsements required by the 2010 Agreement or any other applicable document, accompanied by evidence of payment of the premiums therefor has been delivered to the Bank by the Borrower (this shall include flood insurance if the certificate to be obtained under Section 9.3, above, reveals the need therefor).

9.11          Inspection of 2013Facilities.  The Bank’s representative or agent has physically inspected each 2013Facility, which are each reasonably satisfactory to the Bank in all respects.

9.12        Closing Costs.  The Borrower has paid to Bank at closing all closing costs and expenses related to this First Amendment, including but not limited to, appraisal fees, lien status search fees, title insurance fees, survey fees, credit report fees, environmental and other inspection fees, the Bank’s reasonable legal feesand a loan fee in the amount of Ten Thousand and 00/100 Dollars ($10,000.00).

9.13          No Default or Material Adverse Change.  Upon giving effect to the Collateral exchange contemplated by this Article IX, no Event of Default under the 2010 Agreement, the Notes of any of the Loan Documents has occurred and is continuing and no material adverse change to the business of the Borrower or the Guarantor or to any of the Facilities shall have occurred.  In addition, upon giving effect to the Collateral exchange contemplated by this Article IX, no event known to the Borrower or the Guarantor has occurred which, with the giving of notice or the lapse of time or both, would constitute an Event of Default or a material adverse change to the business of the Borrower or the Guarantor or to any of the Facilities.

9.14          Organizational Documents.  The Bank shall have received the Borrower’s and the Guarantor’s organizational documents andresolutions authorizing the issuance, execution, delivery and performance of all documents related to the First Amendment.

9.15          Legal Opinion.  The Borrower has provided, in form and content reasonably satisfactory to the Bank, an opinion of counsel for the Borrower and the Guarantor pertaining to the 2013 Collateral Documents and the 2013 Facilities in substantially the same form as the legal opinion which was provided for the 2010 Agreement.

9.16          Other Documents.  The Borrower has provided such other documentation as Bank or its counsel may reasonably deem necessary or appropriate to evidence the intent or effectuate the purpose of this First Amendment or the 2010 Agreement.

Exhibit 4.9

6.            All references in the 2010 Agreement, the Notes and all other Loan Documents to the terms “Facilities” or “Mortgages” or “Rent Assignments” or “Collateral Documents” or "2009 Facilities" or "2009 Mortgages" or "2009 Rent Assignments" or "2009 Collateral Documents" shall be deemed to include the “2013 Facilities” and “2013 Mortgages” and “2013 Rent Assignments” and “2013 Collateral Documents” as applicable, but shall exclude, once released, the “Inwood Hills Estates Facility,” the “Inwood Hills Estates Mortgage,”the “Inwood Hills Estates Rent Assignment” and the “Inwood Hills Estates Collateral Documents”as applicable.

7.            The Borrower and the Guarantor each hereby warrant and represent that:

(a)           there are currently no Events of Default existing and no facts or circumstances known to either Borrower which may result in any Event of Default under the terms of the 2010 Agreement, the Notes, any of the Loan Documents and all other agreements, documents and instruments identified in the 2010 Agreement, the Notes or any of the Loan Documents;

(b)           this First Amendment is not intended to operate as, and shall not be construed as a waiver of any existing or future Defaults or Events of Default, as to which all rights of the Bank shall remain reserved; and

(c)           all representations and warranties contained in the Loan Documents are true and correct in all material respects and all covenants contained in the 2010 Agreement, the Notes, any of the Loan Documents are valid, binding and enforceable against the Borrower and the Guarantor, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

8.             The Borrower and the Guarantor each hereby acknowledge that:

(a)           except as set forth in this First Amendment, all of the Bank's respective rights and remedies available at law and in equity and under the 2010 Agreement, the Notes and all other Loan Documents remain unchanged and available without restriction;

(b)           except as set forth in this First Amendment, the terms of the 2010 Agreement, the Notes and all other Loan Documents remain unchanged and in full force and effect and have not been amended, modified, or changed whether orally or in writing, and the obligations and duties of the Borrower and the Guarantor to the Bank have not been released, impaired, diminished or amended as a result of the execution and delivery of this First Amendment or by any subsequent undertakings of the parties, except as expressly set forth herein or therein; and

(c)           upon giving effect to the Collateral exchange contemplated by this First Amendment, the Bank has fully and timely performed all of its respective obligations and duties under the 2010 Agreement, the Notes and all other Loan Documents and has no obligation to (and has made no representation of any kind that the Bank will) extend any financial accommodations to Borrower not expressly contemplated in this First Amendment.

Exhibit 4.9

Executed as of the Effective Date.

BORROWER:

ALC THREE, LLC, a Wisconsin limited liability company

By:	/s/ John Buono
John Buono, Treasurer

GUARANTOR:

ASSISTED LIVING CONCEPTS, INC., a Nevada corporation

By:	/s/ John Buono
John Buono, Senior Vice President,
Chief Financial Officer, Treasurer

TCF NATIONAL BANK, a national banking association

By:	/s/ Anthony J. Laszewski
Anthony J. Laszewski, SeniorVice President